Filed by Greater Community Bancorp
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: Greater Community Bancorp
(Commission File No. 000-14294)

The following was made available to employees of Greater Community Bancorp on December 20, 2007.

Oritani Savings Bank

TO:	All Employees and Directors of Oritani Savings Bank and
Greater Community Bank and its Subsidiaries

FROM:	Kevin J. Lynch

RE:	Merger

DATE:	December 17, 2007

Ladies and Gentlemen,

I am writing to update you on the process we are working on which will lead to the merger of Oritani Savings Bank (Oritani) and Greater Community Bank (GCB).  On November 14, 2007, we announced that the boards of Oritani and GCB had approved a merger agreement between our two banks.  Since that time, we at Oritani have been working with GCB management on several matters regarding our ongoing business.  We are also working with our attorneys on a joint application to our bank regulators and filings with the SEC to permit the solicitation of our shareholders.  We expect to receive all regulatory approvals in April 2008.  We will then seek the approvals of the shareholders of Oritani and GCB.  We anticipate those approvals in late May 2008.  After receipt of all the various approvals, we would then expect to merge Oritani and GCB in early June 2008.  As we stated in our press release, the combined bank will be named Oritani Community Bank.  The Board of Directors of Oritani Community Bank will include the current directors of Oritani and also Mr. Charles J. Volpe and Mr. Alfred R. Urbano who are currently members of the Board of Directors of GCB.

We have begun working on an integration plan for Oritani and GCB which will guide us in the many important decisions that need to be made.  To that end, we have formed an Integration Committee comprised of 2 directors and 4 senior officers from Oritani and 6 senior officers of GCB.  They will soon begin to meet on a regular basis with the objective of making recommendations to me and to the Oritani Board of Directors with respect to the design and staffing of Oritani Community Bank.  The committee will study each of Oritani’s and GCB’s key business operations, processes, staffing, and costs.

The Committees goals are to maximize shareholder value, minimize customer inconvenience, and to maintain fair and dignified treatment of all employees.

I know that there is always some concern and uncertainty as to what affects the merger may have on individuals at Oritani and GCB.  In my 40 years of working in banking and finance, I have seen many mergers and acquisitions and unfortunately, the rumors and misinformation that may arise can have pointless negative affects on morale and must be avoided.  Oritani agreed to acquire GCB in order to help Oritani and GCB as a combined Bank, grow into a strong vibrant Community Bank serving Northern New Jersey.  We intend to maintain the best operations of both of Oritani and GCB.  Unlike most other bank mergers, there is no overlap in our branch network or in the proposed additional 6 branches that Oritani and GCB have in development.  At Oritani, we have outsourced all our data processing.  GCB has an in-house staff maintaining its data and we intend to focus on a possible combination of all our data on GCB's data systems.  We have strong commercial lending staffs at both Oritani and GCB and

December 17, 2007

we hope to grow the combined staff to become an even stronger source of commercial finance in our market.  While there will inevitably be some duplications of job functions at both banks, the overwhelming majority of the combined workforce will continue to be employed in similar positions and with their existing compensation.

Oritani and GCB have fairly similar employment benefit and compensation structures and therefore I do not expect a culture shock to our staff.  Both banks have Blue Cross and Blue Shield for health care, and we both offer 401K's and Flexible Spending Account programs.  Oritani also has an Employee Stock Ownership Plan (ESOP), which will become available to GCB employees at a date to be determined.  Our other benefits are fairly comparable and we will work to ensure a fair and competitive overall benefits package drawing on each bank's benefit plans.

I have met many of the hard working and dedicated employees of GCB and hope that they will be excited to join us in growing Oritani Community Bank.  I believe that the merger will create many advancement opportunities for employees that would not have otherwise been available.  Please focus on doing your jobs to the best of your abilities and trust that we will do the best we can in this process.  As I have said many times, your ability, attitude, and job performance are your best means of maintaining your job security and peace of mind.

Please accept my best wishes to you and your families for a happy and healthy holiday.

Additional Information and Where to Find It

Oritani and GCB will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed Merger with the Securities and Exchange Commission (the “SEC”).   SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Oritani and GCB, at the SEC’s Internet site (http://www.sec.gov).  Copies of the proxy statement/prospectus to be filed by Oritani also can be obtained, when available and without charge, by directing a request to Oritani Financial Corp., Attention: Kevin J. Lynch, 370 Pascack Road, Township of Washington, New Jersey 07676, (201) 664-5400 or to Greater Community Bancorp, Attention: Anthony M. Bruno, 55 Union Boulevard, Totowa, New Jersey 07512, (973) 942-1111.

Participants in Solicitation

Greater Community Bancorp, Oritani Financial Corp. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Greater Community Bancorp and Oritani Financial Corp. in connection with the Merger.  Information about the directors and executive officers of Greater Community Bancorp and their ownership of Greater Community Bancorp common stock is set forth in Greater Community Bancorp’s most recent proxy statement as filed with the SEC on Schedule 14, which is available at the SEC’s Internet site (http://www.sec.gov) and upon request from Greater Community Bancorp at the address in the preceding paragraph.  Information about the directors and executive officers of Oritani Financial Corp. is set forth in Oritani Financial Corp.’s most recent proxy statement filed with the SEC on Schedule 14A, which is available at the SEC’s Internet site and upon request from Oritani Financial Corp. at the address set forth in the preceding paragraph.  Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed Merger when it becomes available.